Contact

www.linkedin.com/in/masonarnold (LinkedIn)
www.masonarnold.com (Personal)

Top Skills

Entrepreneurship
Marketing Strategy
Getting The Job Done

Languages

Spanish

Patents

Multiple Utility and Design patents

Mason Arnold

Serial entrepreneur just trying to make the world a better place
Austin

Summary

Mason Arnold - Sustainability Nut (websites - masonarnold.com & Mostlygreen.life)
#3 on the Inc 5000 list 2019 - https://bit.ly/2XQ0Z9C
"Nobody can do everything, but everybody can do something"

Mason Arnold has been an Organics pioneer and serial entrepreneur since graduating from The University of Texas in 2001. Mason has founded several companies with Sustainability at the core. Successes include EarthAction Landscaping, environmentally-responsible land care, which grew for 2 years and sold; Greenling.com, the first and largest Local/Organic grocery delivery service in Texas serving all major metros; and Cece's Veggie Co, his first pure CPG company. Currently working on Mostlygreen.life, a media company focused on Sustainability, and The Conscious Pet an upcycled pet food company. A longtime Organic activist, Mason drafted legislation in 2007 that passed and created the Organic Advisory Board to the Texas Department of Agriculture. In 2008 Mason formed the Organic Association of Texas, a legislative action and lobbying group for the Organic industry in Texas, and was crowned 'Eco Leader of the Year' by the Austin Business Journal in 2010. Mason also helped bring the Slow Money movement to Austin and formed Slow Money Austin, an organization trying to facilitate the flow of capital to local food systems. In all, Mason and his businesses have been recognized in 30+ different awards.

Specialties: Business start-up, sales, marketing, branding, product development, public relations, public policy, finance, operational processes/systems/efficiency, equity and debt fund-raising, HR

Experience

The Conscious Pet

Co-Founder, Chief Dogxecutive Officer
January 2022 - Present (5 months)

Austin, Texas, United States

The Conscious Pet is a Public Benefit Corporation making the pet food industry more sustainable. We upcycle restaurant kitchen scraps heading for the landfill into nutritious pet food.

Mostlygreen.life
Co-Founder, Mostly Chief
July 2021 - Present (11 months)
Austin, Texas, United States

Mostlygreen.life is a media company focused on making Sustainability more fun and approachable. With a podcast, YouTube channel, and social strategies, we're helping people navigate the crazy world of just trying to do the right thing by the planet. Check out https://www.mostlygreen.life for more info and listen to the podcast wherever you listen or on Apple - https://podcasts.apple.com/us/podcast/a-mostly-green-life/id1591299877

Naturally Austin
Founding Board Member
January 2019 - Present (3 years 5 months)
Austin, Texas Area

Non-profit creating a center of gravity for the CPG industry in Austin

Techstars
Mentor
March 2013 - Present (9 years 3 months)

Tech startup incubator program.

Entrepreneurs' Organization
Member
January 2007 - Present (15 years 5 months)

Parsley
CEO
September 2021 - March 2022 (7 months)
Austin, Texas, United States

United Fresh Produce Association
Board Member
June 2018 - October 2021 (3 years 5 months)

United Fresh brings together members across every segment of the supply chain from farm to fork. We empower industry leaders to join forces to shape sound government policy. We deliver the resources and expertise companies need to succeed in managing complex business and technical issues. We provide the training and development individuals need to advance their careers in produce. Through these endeavors, we unite our industry with a common purpose – to build long-term success for our members, and grow produce consumption.

Cece’s Veggie Co.
Founder & Veggie Nerd
March 2015 - October 2021 (6 years 8 months)
Austin, Texas Area

Cece's Veggie Co believes in simple nutrition. We perfected the spiral cut vegetable that mimics the properties of pasta and is a healthy, fresh produce alternative to any grain-based pasta. Certified Organic and compliant with all diets. Cece's has won several awards for industry innovation including Forbes-CircleUp most innovative consumer/retail companies in the country 2018 and landed #3 on the Inc 5000 list in 2019. Mason has won the prestigious Achievement Award by United Fresh Produce Association.

SKU
Mentor
January 2015 - December 2018 (4 years)
Austin, Texas Area

One of the first CPG accelerator programs in the country. Multiple tracks of 6-10 companies going through a 3-6 month program. Successful exits include Epic bars.

UnLtd USA
Mentor
June 2014 - June 2016 (2 years 1 month)
Austin, Texas Area

Social Entrepreneurship accelerator program.

Greenling Inc.
Co-founder & Cookie Monster
March 2005 - September 2015 (10 years 7 months)

Greenling was an award-winning Local and Organic food delivery service in major metros in Texas. Greenling has been recognized (25+ awards) by Dell,

NFIB, PC World, New York Times, Mashable, Entrepreneur magazine, NPR's On Point, and numerous more publications and industry groups, local and national, for its innovation and business model. Sold to competitor in 2015

Slow Money Austin
Founding Member
September 2009 - December 2014 (5 years 4 months)

See more on the movement at www.slowmoneyalliance.org. The purpose of Slow Money is to invest in local food systems and show that there are returns to consider beyond financial interest. Slow Money Austin is focusing on the central Texas foodshed and helping companies develop & find funding for local food initiatives.

Sustainable Food Center
Board Member
October 2009 - July 2012 (2 years 10 months)

We cultivate a healthy community by strengthening the local
food system and improving access to nutritious, affordable food.
SFC envisions a food secure community where all children and
adults grow, share and prepare healthy, local food.

From seed to table, SFC creates opportunities for individuals to make healthy food choices and to participate in a vibrant local food system. Through organic food gardening, relationships with area farmers, interactive cooking classes and nutrition education, children and adults have increased access to locally grown food and are empowered to improve the long-term health of Central Texans and our environment.

Go Plasma
President/Proprietor
October 2003 - May 2005 (1 year 8 months)

Online retailer of Plasma & LCD televisions and accessories. Built UI/UX and managed all aspects of this e-commerce business.

Dell
B2B Sales
May 2004 - January 2005 (9 months)
Austin, TX

SMB transaction floor, had the largest first day on the floor of anyone in his class. Moved to Association sales within 2 months and won a Silver Star Customer Experience award. Resigned to start Greenling

EarthAction Lawn & Landscape
Founder, Owner
July 2002 - December 2003 (1 year 6 months)

Mason founded EarthAction Lawn & Landscape to help reduce pollution caused by residential landscaping and lawn care. He grew the company very quickly for almost 2 years and sold it to another firm in Austin.

Ethicon
Intern
May 2000 - December 2000 (8 months)

Operations engineering support for process & chemical engineers in a medical supplies manufacturing plant.

Education

The University of Texas at Austin
BS, Chemical Engineering with business focus · (1997 - 2001)

Leadership Austin
Completed, Community Leadership · (2008 - 2009)

Dripping Springs
· (1992 - 1996)